    WORLD MONITOR TRUST--
    SERIES B
    MONTHLY REPORT/
    SEPTEMBER 24, 1999

WORLD MONITOR TRUST--SERIES B
--------------------------------------------------------------------------------
Dear Interest Holder:

Enclosed is the report for the period from August 28, 1999 to September 24, 1999 for World Monitor Trust--Series B (the 'Trust'). The net asset value of an interest as of September 24, 1999 was $128.15, an increase of 1.93% from the August 27, 1999 value of $125.72. The 1999 calendar year-to-date return for the Trust was an increase of 14.44% as of September 24, 1999. Additionally, the return for the quarterly period from June 26, 1999 to September 24, 1999 was an increase of 3.51%.

Quarterly Market Overview

During the quarter, global financial markets experienced heavy volatility. In July, U.S. Federal Reserve policy gave markets a boost. However, record trade deficits, higher employment costs, fears of inflation and higher interest rates in the U.S. quickly caused a reversal in U.S. stock and bond markets. Global stock and bond markets followed U.S. markets demonstrating increased volatility. The U.S. dollar also experienced fluctuations throughout the quarter as signs of a stronger U.S. economy versus the European community supported the dollar's rise to new highs against most major currencies. However, later in the quarter as a record trade gap and stronger than expected European economic data were reported, the U.S. dollar came under pressure and continued to fall against most major currencies and to record lows against the Japanese yen. In the commodities markets, energy prices rose as OPEC members agreed to maintain cuts in oil output. The metal sector experienced extreme movement as gold prices rose to a two-year high following reports that 15 European Central banks would limit sales and retain higher gold reserves.

Quarterly Trust Performance

The Trust captured gains in the energy sector derived from long positions in light crude and heating oil. OPEC's production cuts continued to prove effective for oil markets. Expectations that current output levels could be maintained for the foreseeable future also contributed to the bullish sentiment.

Currency trading was profitable as British pound, Swiss franc, and Euro positions generated gains. British pound sterling hit an 8-month high against the U.S. dollar. The pound's value increase was supported by low inflation, low unemployment and an unexpected rate increase by the Bank of England. The Swiss franc bottomed out early in the quarter after trading passed an 8-year low against the U.S. dollar. It had moved in sync with the Euro in the first half of the quarter until the Euro surged against the U.S. dollar. The strengthening Euro was short lived as investors unloaded Euros for a stronger Japanese yen.

Profits in the metal sector were derived from long copper, aluminum, zinc and gold positions. Base metals benefited from the planned consolidation of aluminum and copper producers, as this promises better control of production and supply. Additionally, base metal prices, including zinc, moved higher as both growing demand and various production problems caused a decline in warehouse stocks. Gold prices rose following an auction by the Bank of England which yielded higher-than-expected prices. The market later surged following a joint announcement by 15 European Central Banks that they would not sell or lease any reserves, other than those previously designated for sale, for a period of five years. This announcement removed a tremendous amount of supply uncertainty from the market and allowed producer demand to send prices higher.

Losses were incurred in the financial sector due to positions in U.S. Treasury, Australian 10-year and Australian 3-year bonds. Except for Japan, global interest rate markets followed the U.S. lead as rates moved higher. On August 24th, the Federal Open Market Committee decided to increase the U.S. federal funds rate by 25 basis points. Australian interest rate markets were particularly choppy, rallying fears of stock market weakness early in September and reversing themselves near quarter end due to stronger U.S. economic news.

Trading in the index sector resulted in losses from long S&P 500 positions. The U.S. stock market fell in expectation of the August interest rate hike, falling 12% from its 1999 high in July. Global stock markets followed the U.S. markets lead. Pressure to raise rates throughout the world repressed global stock and bond prices as the quarter continued.

The estimated net asset value per interest as of October 21, 1999 was $130.66. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          /s/ Joseph A. Filicetti
          -----------------------
          Joseph A. Filicetti
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
-----------------------------------------------------
For the period from August 28, 1999 to
  September 24, 1999
Revenues:
Realized gain on commodity
  transactions............................   $791,847
Change in unrealized commodity
  positions...............................   (186,747)
Interest income...........................     88,189
                                             --------
                                              693,289
                                             --------
Expenses:
Commissions...............................    138,358
Management fee............................     35,834
Incentive fee.............................     86,182
                                             --------
                                              260,374
                                             --------
Net gain..................................   $432,915
                                             --------
                                             --------

STATEMENT OF CHANGES IN NET ASSET VALUE
-------------------------------------------------------
For the period from August 28, 1999 to
  September 24, 1999

                                                  Per
                                     Total      Interest
                                  -----------   -------
Net asset value at beginning of
  period (175,186.893
  interests)....................  $22,023,638   $125.72
Contributions...................    1,039,051
Net gain........................      432,915
Redemptions.....................      (71,774)
                                  -----------
Net asset value at end of
  period (182,789.445
  interests)....................  $23,423,830    128.15
                                  -----------   -------
                                  -----------
Change in net asset
  value per interest.........................   $  2.43
                                                -------
                                                -------
Percentage change............................      1.93%
                                                -------
                                                -------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust--Series B is accurate and complete.

                            PRUDENTIAL SECURITIES FUTURES
                                 MANAGEMENT INC.

                                 /s/ Barbara J. Brooks
                                 ----------------------
                                 by: Barbara J. Brooks
                                 Chief Financial Officer